

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

Ken C. Hicks
President and Chief Executive Officer
Academy Sports & Outdoors, Inc.
1800 North Mason Road
Katy, TX 77449

>   **Re: Academy Sports & Outdoors, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted August 13, 2020**
>   **CIK No. 0001817358**

Dear Mr. Hicks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Letter from our CEO, page iv

1.   Please characterize your statement that "[w]e have a best-in-class value offering with localized merchandising and marketing, and a strategic footprint that sets us apart from our competitors" as your belief. Please also balance your disclosure that you have achieved positive comparable sales, and specifically three consecutive quarters with positive comparable sales, with the fact that you have experienced decreases in comparable store sales and net sales per square foot in each of the last three fiscal years. Please also explain, as appropriate, the extent to which the increase in comparable sales are due to the substantial increase in e-commerce sales experienced during the COVID-19 pandemic. Please make similar revisions elsewhere as appropriate.

Summary
Who We Are, page 1

2.   We note your response to our prior comment 1. Please provide us supplementally with support for the statement that you derived higher total revenue from your stores in the southern United States than any other sporting goods and outdoor recreation retailer in this region, as we were unable to verify this statement in the materials previously provided.

3.   We note your response to our prior comment 2. Please disclose the metrics you use to define a competitor as a "nearest" competitor, as it is unclear from your definition how you selected four particular retailers. Additionally, please also supplementally provide support for your fourth nearest competitor as we were unable to locate it in the materials provided.

Large and Loyal Customer Base, page 7

4.   We note your response to our prior comment 7, which stated that your competitors include large format sporting goods stores and specialty outdoor retailers (as such terms are defined on page 95). We also note that your disclosure on page 95 that states that your primary competitors are large format sporting goods stores and mass general merchants. Please revise your disclosure on pages 7 and 98 to specifically identify your competitors as large format sporting goods stores and specialty outdoor retailers.

Management's Discussion and Analysis
How We Assess the Performance of Our Business, page 69

5.   We note your response to our prior comment 12. Please confirm how you allocate e-commerce sales among your comparable sales metric (i.e. equally allocated among all stores, allocated to the store where the item was fulfilled, or allocated to closest physical store if fulfilled by warehouse). Please describe whether your BOPIS program is part of your e-commerce sales or in store sales.

General

6.   We note your use of the term "footprint" throughout the filing, including as a description of geographic location, store size, strategy, and product offerings. Where appropriate, please revise to clarify the meaning of this term.

You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph Kaufman, Esq.